UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2016

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		$627.3	$481.0
Restricted cash	5(a)	94.2	67.0
Gold bullion (market value - $nil; December 31, 2015 - $143.3)	6	—	97.4
Income taxes receivable		3.0	3.1
Receivables and other current assets	7	83.6	79.5
Inventories	8	212.9	223.9
		1,021.0	951.9
Non-current assets
Investments in associates and joint ventures	9	53.9	56.6
Property, plant and equipment	10	1,867.0	1,853.8
Exploration and evaluation assets		158.2	155.1
Income taxes receivable		35.1	35.1
Restricted cash	5(b)	29.3	9.1
Other assets	11	240.1	189.8
		2,383.6	2,299.5
		$3,404.6	$3,251.4
Liabilities and Equity
Current liabilities
Bank indebtedness	15(b)	$—	$70.0
Accounts payable and accrued liabilities		149.8	143.2
Income taxes payable		39.0	14.6
Current portion of provisions	12	13.4	13.4
Current portion of other liabilities	13	0.6	9.1
		202.8	250.3
Non-current liabilities
Deferred income tax liabilities		149.6	145.8
Provisions	12	297.9	289.3
Long-term debt	15(a)	484.8	628.1
		932.3	1,063.2
		1,135.1	1,313.5
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	18	2,616.8	2,366.2
Contributed surplus		38.7	38.2
Deficit		(403.3)	(461.2)
Accumulated other comprehensive loss		(30.0)	(47.4)
		2,222.2	1,895.8
Non-controlling interests		47.3	42.1
		2,269.5	1,937.9
Contingencies and commitments	12(b), 25
		$3,404.6	$3,251.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2016	2015	2016	2015
Continuing Operations
Revenues		$282.4	$207.6	$734.6	$678.8
Cost of sales	21	230.2	227.6	651.5	688.1
General and administrative expenses		10.0	9.3	28.8	29.9
Exploration expenses		6.5	6.5	20.6	24.1
Other expenses		1.9	6.4	10.2	14.8
Operating costs		248.6	249.8	711.1	756.9
Earnings (loss) from operations		33.8	(42.2)	23.5	(78.1)
Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes	9	2.5	(0.4)	7.5	5.3
Finance costs	22	(6.3)	(9.5)	(21.7)	(29.2)
Foreign exchange gain		—	1.1	1.0	3.9
Interest income and derivatives and other investment gains (loss)	23	5.5	(25.9)	88.7	16.8
Earnings (loss) before income taxes		35.5	(76.9)	99.0	(81.3)
Income taxes	14	(14.4)	(8.0)	(34.4)	(36.5)
Net earnings (loss) from continuing operations		21.1	(84.9)	64.6	(117.8)
Net earnings from discontinued operations	4	—	1.2	—	41.8
Net earnings (loss)		$21.1	$(83.7)	$64.6	$(76.0)
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$17.0	$(85.0)	$57.9	$(121.2)
Non-controlling interests		4.1	0.1	6.7	3.4
Net earnings (loss) from continuing operations		$21.1	$(84.9)	$64.6	$(117.8)
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$17.0	$(83.8)	$57.9	$(79.4)
Non-controlling interests		4.1	0.1	6.7	3.4
Net earnings (loss)		$21.1	$(83.7)	$64.6	$(76.0)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	19	428.3	391.4	410.3	389.3
Diluted	19	432.2	391.4	413.2	389.3
Basic and diluted earnings (loss) per share from continuing operations ($ per share)	19	$0.04	$(0.22)	$0.14	$(0.31)
Basic and diluted earnings per share from discontinued operations ($ per share)	19	$—	$0.01	$—	$0.11
Basic and diluted earnings (loss) per share ($ per share)	19	$0.04	$(0.21)	$0.14	$(0.20)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2016	2015	2016	2015
Net earnings (loss)		$21.1	$(83.7)	$64.6	$(76.0)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statement of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		0.1	(4.3)	11.9	(6.1)
Net realized change in fair value of marketable securities	16(a)	—	—	(2.0)	5.3
Tax impact		(0.1)	0.4	(1.6)	0.4
		—	(3.9)	8.3	(0.4)
Items that may be reclassified to the statement of earnings
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	16(b)	(4.7)	(4.6)	5.9	(28.5)
Time value of options and forward contracts excluded from hedge relationship	16(b)	(2.0)	(0.9)	(1.4)	3.4
Net change in fair value of cash flow hedges reclassified to the statement of earnings	16(b)	0.9	5.6	5.2	17.2
Time value of options and forward contracts reclassified to the statement of earnings	16(b)	—	(0.1)	—	(0.5)
Tax impact		0.5	(0.6)	(0.6)	(0.4)
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes		—	—	—	1.6
		(5.3)	(0.6)	9.1	(7.2)
Currency translation adjustment		0.3	(1.6)	(0.1)	(1.3)
Total other comprehensive income (loss)		(5.0)	(6.1)	17.3	(8.9)
Comprehensive income (loss)		$16.1	$(89.8)	$81.9	$(84.9)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$12.0	$(89.9)	$75.2	$(88.3)
Non-controlling interests		4.1	0.1	6.7	3.4
Comprehensive income (loss)		$16.1	$(89.8)	$81.9	$(84.9)

Comprehensive income (loss) arises from:
Continuing operations		$16.1	$(91.0)	$81.9	$(128.3)
Discontinued operations		—	1.2	—	43.4
Comprehensive income (loss)		$16.1	$(89.8)	$81.9	$(84.9)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2016	2015

Common shares
Balance, beginning of the period		$2,366.2	$2,322.7
Issuance of common shares	18	220.1	—
Issuance of flow-through common shares	18	27.5	35.3
Issuance of common shares for share-based compensation	18	3.0	5.2
Balance, end of the period		2,616.8	2,363.2

Contributed surplus
Balance, beginning of the period		38.2	38.2
Issuance of shares for share-based compensation		(3.2)	(5.4)
Share-based compensation	20	3.7	4.3
Balance, end of the period		38.7	37.1

Retained earnings (deficit)
Balance, beginning of the period		(461.2)	301.2
Net earnings (loss) attributable to equity holders of IAMGOLD Corporation		57.9	(79.4)
Balance, end of the period		(403.3)	221.8

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period		(32.5)	(31.9)
Net change in fair value of marketable securities, net of income taxes		8.3	(0.4)
Balance, end of the period		(24.2)	(32.3)
Cash flow hedge fair value reserve
Balance, beginning of the period		(11.1)	(8.7)
Net change in fair value of cash flow hedges adjusted to property, plant and equipment	16(b)	0.1	4.7
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		9.1	(7.2)
Balance, end of the period		(1.9)	(11.2)
Currency translation adjustment
Balance, beginning of the period		(3.8)	(3.0)
Change for the period	9	(0.1)	(1.3)
Balance, end of the period		(3.9)	(4.3)
Total accumulated other comprehensive loss		(30.0)	(47.8)
Equity attributable to equity holders of IAMGOLD Corporation		$2,222.2	$2,574.3

Non-controlling interests
Balance, beginning of the period		$42.1	$45.1
Net earnings attributable to non-controlling interests		6.7	3.4
Dividends paid to non-controlling interests	24(d)	(1.5)	(3.2)
Balance, end of the period		$47.3	$45.3
		$2,269.5	$2,619.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2016	2015	2016	2015
Operating activities
Net earnings (loss)		$21.1	$(83.7)	$64.6	$(76.0)
Adjustments for:
Finance costs		6.3	9.5	21.7	29.8
Depreciation expense		69.7	69.1	194.9	199.5
Changes in estimates of asset retirement obligations at closed sites		—	1.9	3.3	4.5
Income tax expense		14.4	8.0	34.4	36.5
Derivative loss (gain)		(0.8)	34.4	(1.3)	49.7
Gain on sale of gold bullion	6	—	—	(72.9)	—
Share of net (earnings) loss from investments in associates and joint ventures, net of income taxes	9	(2.5)	0.4	(7.5)	(5.3)
Gain on sale of royalty asset	23	—	—	—	(43.5)
Effects of exchange rate fluctuation on restricted cash		0.6	—	(3.8)	0.3
Effects of exchange rate fluctuation on cash and cash equivalents		(0.4)	4.1	(1.7)	13.7
Other non-cash items	24(a)	(3.4)	3.3	1.0	(26.9)
Adjustments for cash items:
Dividends from joint ventures	9	11.3	—	11.3	4.1
Settlement of derivatives		(0.2)	(14.3)	(8.7)	(41.8)
Disbursements related to asset retirement obligations		(0.9)	(0.7)	(2.0)	(2.0)
Movements in non-cash working capital items and non-current ore stockpiles	24(b)	14.5	(25.1)	22.4	(63.8)
Cash from operating activities, before income taxes paid		129.7	6.9	255.7	78.8
Income tax received (paid)		(3.1)	2.9	(6.5)	(3.2)
Net cash from operating activities		126.6	9.8	249.2	75.6
Investing activities
Property, plant and equipment
Capital expenditures		(71.9)	(42.1)	(218.3)	(142.2)
Capitalized borrowing costs		(9.9)	—	(17.3)	(5.7)
Proceeds from sale of gold bullion	6	—	—	170.3	—
Net proceeds from disposal of discontinued operations	4	—	1.5	—	491.2
Proceeds from sale of royalty asset		—	—	—	52.5
Increase in restricted cash	5	(40.5)	—	(43.6)	(0.9)
Capital expenditures for exploration and evaluation assets		(0.5)	(1.3)	(3.5)	(5.1)
Other investing activities	24(c)	1.3	0.4	(1.2)	12.5
Net cash from (used in) investing activities		(121.5)	(41.5)	(113.6)	402.3
Financing activities
Interest paid		(10.4)	(0.3)	(24.6)	(17.5)
Net proceeds from issuance of shares	18	220.1	—	220.1	—
Proceeds from issuance of flow-through shares	18	—	—	30.3	39.3
Purchase of senior unsecured notes	15(a)	(141.5)	(7.0)	(141.5)	(11.5)
Repayment of credit facility	15(b)	—	—	(70.0)	—
Other financing activities	24(d)	(0.6)	(2.7)	(5.3)	(12.2)
Net cash from (used in) financing activities		67.6	(10.0)	9.0	(1.9)
Effects of exchange rate fluctuation on cash and cash equivalents		0.4	(4.1)	1.7	(13.7)
Increase (decrease) in cash and cash equivalents		73.1	(45.8)	146.3	462.3
Cash and cash equivalents, beginning of the period		554.2	678.6	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period		—	—	—	12.0
Cash and cash equivalents, end of the period		$627.3	$632.8	$627.3	$632.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
The unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2015.
The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 7, 2016.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 17.

(c)	Basis of consolidation
Subsidiaries and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	September 30, 2016	December 31, 2015	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Trelawney Mining and Exploration Inc.[1]	Côté Gold project (Canada)	100%	100%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Joint Venture	Equity accounting

1	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.

(d)	Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2016. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(e)	Significant accounting policies
These consolidated interim financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2015.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

3.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
The following new accounting standards were not yet effective for the nine months ended September 30, 2016, and have not been applied in preparing these consolidated interim financial statements.

IFRS 15 - Revenue from Contracts with Customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2018. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures. The Company will evaluate the impact of adopting IFRS 15 in its consolidated financial statements in future periods.

IFRS 9 - Financial Instruments
On July 24, 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"), Financial Instruments.  IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective April 1, 2014.  IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company will evaluate the impact of adopting IFRS 9 (2014) in its consolidated financial statements in future periods.

IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases.  The objective of IFRS 16 is to bring all leases on-balance sheet for lessees. IFRS 16 requires lessees to recognize a "right of use" asset and a lease liability calculated using a prescribed methodology. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, Revenue from Contracts with Customers, is also adopted. The Company will evaluate the impact of adopting IFRS 16 in its consolidated financial statements in future periods.

4.	DISCONTINUED OPERATIONS
On January 22, 2015, the Company sold its Niobec mine and the adjacent rare earth element ("REE") deposit resulting in a final after-tax gain of $39.0 million after working capital adjustments. Net earnings, including the after-tax gain on disposal, for the Niobec mine were $41.8 million during 2015. The final proceeds consisted of $504.1 million in cash, as well as an additional $30.0 million when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production. For full details regarding the disposal of the Niobec mine please refer to note 5 in the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

5.	RESTRICTED CASH

(a)	Short-term restricted cash
The Company has restricted cash held by the Government of Quebec in the amount of C$122.7 million (September 30, 2016 - $94.2 million; December 31, 2015 - $67.0 million) to guarantee the asset retirement obligation related to the Doyon mine. The Company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations.

(b)	Long-term restricted cash
On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire the right to explore the Saramacca property. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel ’s exploration team to conduct due diligence for 30 days, as well as access to the data from previous exploration activity at the Saramacca property.
On September 30, 2016, upon satisfactory completion of the due diligence, the Company ratified the letter of intent to acquire the right to explore the Saramacca property and is required to pay $10 million in cash and 3.125 million IAMGOLD common shares (purchase consideration) to be held in escrow. The Company is in the process of finalizing the agreements necessary to effect the transfer of the Right of Exploration to Rosebel and the transfer of the purchase consideration to the escrow agent. The purchase consideration will be released in three approximately equal tranches in 12 month intervals, from the date the Right of Exploration is transferred to Rosebel and the purchase consideration is placed in escrow. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days’ notice to the Government of Suriname and terminate the agreement. In such an event, the remaining cash and common shares held in escrow will be returned to the Company. As at September 30, 2016, long-term restricted cash related to the Saramacca property was $10.0 million.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Also included in long-term restricted cash is $14.3 million and $5.0 million (December 31, 2015 - $4.1 million and $5.0 million) for the guarantee of the asset retirement obligations related to Essakane and Rosebel , respectively.

6.	GOLD BULLION

		September 30, 2016	December 31, 2015
Ounces held	(oz)	—	135,148
Weighted average acquisition cost	($/oz)	$—	$721
Acquisition cost	($ millions)	$—	$97.4
Spot price for gold, end of the period	($/oz)	$—	$1,060
Market value, end of the period	($ millions)	$—	$143.3

During the nine months ended September 30, 2016, the Company sold all 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of $1,239 - $1,275 per ounce for a total of $170.3 million. The resulting gain of $72.9 million, net of transaction costs, was included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 23).

7.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	September 30, 2016	December 31, 2015
Gold receivables		$4.0	$2.3
Receivables from governments[1]		37.5	33.1
Receivables from related parties	26	31.2	29.5
Other receivables		3.2	3.1
Total receivables		75.9	68.0
Marketable securities and warrants		0.3	0.2
Prepaid expenses		4.2	10.3
Derivatives		3.2	0.6
Other current assets		—	0.4
		$83.6	$79.5

1	Receivables from governments relate primarily to value added tax.
As at September 30, 2016, the allowance for doubtful non-trade receivables (excluding receivables from related parties) was $0.4 million (December 31, 2015 - $4.1 million). As at September 30, 2016, the allowance for doubtful non-trade receivables from related parties was $36.0 million (December 31, 2015 - $36.0 million).

8.	INVENTORIES

	Note	September 30, 2016	December 31, 2015
Finished goods		$50.0	$56.2
Ore stockpiles		9.6	4.3
Mine supplies		153.3	163.4
		212.9	223.9
Ore stockpiles included in other non-current assets	11	155.1	147.0
		$368.0	$370.9
For the three and nine months ended September 30, 2016, the Company recognized a write-down of inventories to net realizable value of $nil and $0.1 million, respectively (three and nine months ended September 30, 2015 - $1.2 million and $3.0 million).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Note	Associates[1,2,3]	Sadiola	Yatela	Total
Balance, January 1, 2015		$6.8	$49.6	$—	$56.4
Acquisition		5.1	—	—	5.1
Impairment		(1.2)	—	—	(1.2)
Currency translation adjustment		(0.8)	—	—	(0.8)
Share of net earnings (loss), net of income taxes		(2.5)	11.9	0.3	9.7
Share of net earnings reversed to provision		—	—	(0.3)	(0.3)
Share of dividends paid		—	(12.3)	—	(12.3)
Balance, December 31, 2015		7.4	49.2	—	56.6
Currency translation adjustment		(0.1)	—	—	(0.1)
Share of net earnings (loss), net of income taxes		(0.6)	9.9	(1.8)	7.5
Share of net loss recorded as provision	12	—	—	1.8	1.8
Share of dividends paid		—	(11.3)	—	(11.3)
Disposal[2]		(0.6)	—	—	(0.6)
Balance, September 30, 2016		$6.1	$47.8	$—	$53.9

1
Associates include INV Metals Inc. ("INV Metals") and Merrex Gold Inc. ("Merrex") which are publicly traded companies incorporated in Canada. The Company's ownership interest in associates as at September 30, 2016 was INV Metals - 36% (December 31, 2015 - 47%), and Merrex - 23% (December 31, 2015 - 25%). The decline in the Company's ownership interest in associates since December 31, 2015 is due to the dilution in ownership, which resulted from the issuance of additional shares to third parties by the associates.

2
On March 16, 2016, the Company disposed of its 41% ownership interest in Galane Gold Ltd. ("Galane") which had a carrying amount of $0.6 million on the date of disposal for cash proceeds of $0.2 million. The resulting loss of $0.4 million, net of transaction costs, was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 23).

3	IAMGOLD includes results based on the latest publicly available information.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

10.	PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2015	$79.8	$1,932.4	$1,767.4	$3,779.6
Additions	20.8	133.0	64.8	218.6
Changes in asset retirement obligations	—	(10.3)	—	(10.3)
Disposals	—	—	(25.1)	(25.1)
Transfers within Property, plant and equipment	(92.7)	78.5	14.2	—
Balance, December 31, 2015	7.9	2,133.6	1,821.3	3,962.8
Additions	23.7	132.4	71.8	227.9
Changes in asset retirement obligations	—	4.0	—	4.0
Disposals	—	—	(32.8)	(32.8)
Transfers within Property, plant and equipment	(13.6)	12.2	1.4	—
Balance, September 30, 2016	$18.0	$2,282.2	$1,861.7	$4,161.9

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2015	$—	$1,062.3	$564.4	$1,626.7
Depreciation expense[1]	—	106.3	176.7	283.0
Disposals	—	—	(22.0)	(22.0)
Impairment	3.5	214.4	3.4	221.3
Balance, December 31, 2015	3.5	1,383.0	722.5	2,109.0
Depreciation expense[1]	—	74.5	139.2	213.7
Disposals	—	—	(27.8)	(27.8)
Balance, September 30, 2016	$3.5	$1,457.5	$833.9	$2,294.9

Carrying amount, December 31, 2015	$4.4	$750.6	$1,098.8	$1,853.8
Carrying amount, September 30, 2016	$14.5	$824.7	$1,027.8	$1,867.0

1	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.

11.	OTHER NON-CURRENT ASSETS

	Note	September 30, 2016	December 31, 2015
Ore stockpiles	8	$155.1	$147.0
Marketable securities and warrants		29.8	14.9
Advances for the purchase of capital equipment		27.4	5.7
Bond fund investments		8.4	6.4
Royalty interests		5.6	5.6
Derivatives		6.3	2.1
Other		7.5	8.1
		$240.1	$189.8

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

12.	PROVISIONS

	Note	September 30, 2016	December 31, 2015
Asset retirement obligations		$291.1	$285.3
Yatela loss provision	9	14.7	12.9
Other		5.5	4.5
		$311.3	$302.7

Current portion of provisions		$13.4	$13.4
Non-current provisions		297.9	289.3
		$311.3	$302.7
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

(b)	Provisions for litigation claims and regulatory assessments
As at September 30, 2016, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

13.	OTHER LIABILITIES

	Note	September 30, 2016	December 31, 2015
Finance lease liabilities		$0.3	$1.1
Derivatives	17(a)	0.3	8.0
Current other liabilities		$0.6	$9.1

14.	INCOME TAXES
The Company estimates the effective tax rate expected to be applied for the full fiscal year and uses this rate to determine income provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The tax expense for the three months and nine months ended September 30, 2016 were $14.4 million and $34.4 million, respectively (three months and nine months ended September 30, 2015 - $8.0 million and $36.5 million, respectively) and varied from the tax expense calculated using the combined Canadian federal and provincial statutory income tax rate of 27%. The variance was mainly due to fluctuations in foreign currency exchange rates, net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

15.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes
On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
In April 2016, the Company cancelled at face value the $15.0 million of Notes it purchased in 2015.
In the third quarter of 2016, the Company purchased at face value, pursuant to a tender offer, an additional $145.9 million of its Notes for cash consideration of $141.5 million. The resulting gain, net of transaction costs was $4.0 million and was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 23). As at September 30, 2016, remaining outstanding Notes totaled $489.1 million.
Under the indenture governing the Notes, if the Company makes certain asset sales, such as the sale of the Niobec mine and the Diavik royalty in 2015, it may use an amount equal to the net proceeds to repay certain debt obligations and/or

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes, balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
September 30, 2016	$489.1	$641.6	$36.9	$66.0	$538.7	$—
December 31, 2015	$635.0	$849.3	$42.9	$85.7	$720.7	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $4.3 million as at September 30, 2016 (December 31, 2015 – $6.9 million).

(b)	Credit facilities
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. As of September 30, 2016, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million. As a result of this amendment, the Company has a remaining $80 million accordion. As of September 30, 2016, $2.5 million was drawn against the credit facility for the guarantee of certain asset retirement obligations. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at September 30, 2016.
Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70.0 million outstanding at the end of fiscal 2015 on the $500 million unsecured revolving credit facility.
The Company had a $75 million revolving credit facility for the issuance of letters of credit which matured on April 22, 2016. Following the expiration of the $75 million credit facility, letters of credit worth $2.5 million were issued under the Company’s revolving credit facility, as noted above, and $0.4 million under a separate letter of credit.

16.	FINANCIAL INSTRUMENTS

(a)Financial assets measured at fair value through Other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.
During the nine months ended September 30, 2016, the Company disposed of certain marketable securities which were no longer considered to be strategic to the Company.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Proceeds from sale of marketable securities	$—	$—	$0.1	$14.4
Acquisition date fair value of marketable securities sold	—	—	(2.1)	(9.1)
Gain (loss) on sale of marketable securities recorded in OCI	$—	$—	$(2.0)	$5.3

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

(b)Cash flow hedge fair value reserve

(i)	Hedge gains/losses

	Hedge gains (losses) recognized in cash flow hedge reserve		(Gains) losses reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2016	Nine months ended September 30, 2016	Three months ended September 30, 2016	Nine months ended September 30, 2016
Exchange rate risk
Canadian dollar contracts
Forward contracts	$—	$—	$—	$—
Option contracts	(2.3)	0.5	1.2	4.8
Euro contracts
Option contracts	—	1.8	(0.4)	(1.2)
Oil and fuel market price risk
Crude oil option contracts	(2.4)	3.6	—	1.7
	(4.7)	5.9	0.8	5.3
Time value of options and forward contracts excluded from hedge relationship	(2.0)	(1.4)	—	—
	$(6.7)	$4.5	$0.8	$5.3

	Hedge gains (losses) recognized in cash flow hedge reserve		(Gains) losses reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2015	Nine months ended September 30, 2015
Exchange rate risk
Canadian dollar contracts
Forward contracts	$(1.2)	$(6.8)	$2.0	$8.6
Option contracts	(5.0)	(10.1)	1.4	1.9
Euro contracts
Option contracts	1.6	(11.6)	3.9	11.5
Oil and fuel market price risk
Crude oil option contracts	—	—	—	—
	(4.6)	(28.5)	7.3	22.0
Time value of options and forward contracts excluded from hedge relationship	(0.9)	3.4	(0.1)	(0.6)
	$(5.5)	$(25.1)	$7.2	$21.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

	(Gains) losses reclassified from cash flow hedge reserve to:
	Three months ended September 30, 2016	Nine months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2015
Consolidated balance sheets
Property, plant and equipment	$(0.1)	$0.1	$1.7	$4.7
Consolidated statements of earnings
Cost of sales	0.6	3.6	5.1	14.5
General and administrative expenses	0.3	1.6	0.4	2.2
Total	$0.8	$5.3	$7.2	$21.4
In the fourth quarter 2015, the Company early terminated certain currency hedge contracts associated with hedged future operating cash flows which are expected to occur in 2016. Related to these contracts, losses of $1.2 million and $3.6 million were reclassified from cash flow hedge reserve to operating costs, during the three and nine months ended September 30, 2016, respectively.
There was no hedge ineffectiveness for the nine months ended September 30, 2016 and 2015.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated forward and option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the spot element of forward contracts and the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options and the forward element of forward contracts are recorded in Other comprehensive income as a cost of hedging.
An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of the forward and option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.
As at September 30, 2016, the Company had outstanding derivative contracts which qualified for hedge accounting. The periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2016	2017	2018	Total
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	30	60	60	150.0
Contract rate range (C$/$)	1.28-1.38	1.30	1.30-1.45
Euro option contracts (millions of €)	15	66	—	81
Contract rate range ($/€)	1.03-1.09	1.07-1.20	—

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at September 30, 2016 and December 31, 2015 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$2.7	$—	$—	$—	$—
Euro option contracts	0.6	(0.1)	0.5	0.5	(0.5)
	$3.3	$(0.1)	$0.5	$0.5	$(0.5)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2015	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$—	$(3.5)	$(1.8)	$(1.8)	$1.8
Euro option contracts	0.6	(0.3)	—	—	—
	$0.6	$(3.8)	$(1.8)	$(1.8)	$1.8

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate (WTI) are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option and swap contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at September 30, 2016, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings, are as follows:

	2016	2017	2018	Total
Brent crude oil option contracts (barrels)[1]	131	504	344	979
Option contracts with strike prices at ($/barrel)	49 - 65[2]	60[3]	60[3]
WTI crude oil option contracts (barrels)[1]	94	396	247	737
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60[3]	60[3]

1	Quantities of barrels are in thousands.

2
The Company sold put options and purchased call options with strike prices which fall within the given range. If crude oil market prices are below the put strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the set call strike price.

3	The Company will purchase crude oil in 2017 and 2018 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at September 30, 2016 and December 31, 2015 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$3.9	$(0.2)	$—	$—	$—
WTI crude oil option contracts	2.3	—	—	—	—
	$6.2	$(0.2)	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2015	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.3	$(3.2)	$(4.3)	$(4.3)	$4.5
WTI crude oil option contracts	0.8	(1.0)	(1.1)	(1.1)	1.1
	$2.1	$(4.2)	$(5.4)	$(5.4)	$5.6

(c)	Non-hedge derivatives and warrants
Gain (loss) on non-hedge derivatives and warrants are included in Interest income and derivatives and other investment gains (Note 23) in the Consolidated statements of earnings. These gains (losses) relate to contracts and warrants associated with the mine sites, development projects and corporate offices.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net gain (loss) on:
Non-hedge derivatives - crude oil contracts	$—	$(28.5)	$—	$(31.7)
Warrants	1.3	(0.6)	5.3	(1.5)
	$1.3	$(29.1)	$5.3	$(33.2)

17.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2015.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

(a)	Financial assets and liabilities measured at fair value on a recurring basis
As at September 30, 2016, the Company’s financial assets and liabilities recorded at fair value were as follows:

	September 30, 2016					December 31, 2015
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value	Total Fair Value
Assets
Cash and cash equivalents	$627.3	$627.3	$—	$—	$627.3	$481.0
Restricted cash	123.5	123.5	—	—	123.5	76.1
Marketable securities and warrants	30.1	22.0	7.8	0.3	30.1	15.1
Bond fund investments	8.4	8.4	—	—	8.4	6.4
Derivatives
Currency contracts	3.3	—	3.3	—	3.3	0.6
Crude oil contracts	6.2	—	6.2	—	6.2	2.1
	$798.8	$781.2	$17.3	$0.3	$798.8	$581.3
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)	$(3.8)
Crude oil contracts	(0.2)	—	(0.2)	—	(0.2)	(4.2)
	$(0.3)	$—	$(0.3)	$—	$(0.3)	$(8.0)

(b)	Valuation techniques
Marketable securities and warrants
The fair value of marketable securities and warrants included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities and warrants.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on the present value of market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Long-term debt
The long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at September 30, 2016 was $478.8 million (December 31, 2015 - $400.8 million).
Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investments in associates based on a market approach reflecting the closing price of the investments in the associates' shares at the balance sheet date. Since there is a quoted market price, this is classified within Level 1 of the fair value hierarchy. As at September 30, 2016, no investments in associates were measured at fair value.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Finance lease liabilities
Finance lease liabilities are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using market interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy (refer to note 13).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

18.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Nine months ended September 30,
Number of common shares (in millions)	2016	2015
Outstanding, beginning of the period	393.4	376.9
Equity issuance	44.7	—
Issuance of flow-through common shares	12.0	13.8
Issuance of shares for share-based compensation	0.6	0.7
Outstanding, end of period	450.7	391.4
Equity issuance
On August 8, 2016, the Company entered into a public equity offering of 38.9 million common shares at a price of $5.15 per common share for gross proceeds of $200 million. On August 16, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering, and as a result, an additional 5.8 million common shares were issued at a price of $5.15 per common share. The issuance was completed on August 16, 2016 and increased the gross proceeds from the offering to $230.0 million, less transaction costs of $9.9 million for net proceeds of $220.1 million for a total of 44.7 million shares.
The Company has 3.1 million common shares contingently issuable to the Government of Suriname for the acquisition of the right to explore the Saramacca property which are required to be held in escrow (Note 5(b)).
Flow-through common shares
In March 2016, the Company issued 12.0 million flow-through common shares at prices ranging between C$3.11 and C$3.59 per share for net proceeds of $30.3 million (C$41.0 million), which included a $2.8 million premium reported as a deferred gain on the balance sheet recognized in earnings as eligible expenditures are made. A total of $27.5 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed development expenditures in accordance with the applicable tax legislation. As at September 30, 2016, the remaining unspent amount was $0.8 million.
In December 2015, the Company issued 2.0 million flow-through common shares at prices ranging between C$1.86 and
C$1.91 per share for net proceeds of $3.7 million (C$5.0 million), which included a $0.9 million premium reported as a deferred gain on the balance sheet recognized in earnings as eligible expenditures are made. The flow-through common shares were issued to fund prescribed resource exploration expenditures in the provinces of Ontario and Quebec. As at September 30, 2016, the remaining unspent amount was $1.1 million.
For the nine months ended September 30, 2016, $3.3 million was recognized as amortization of the gain related to the issuances of flow-through common shares described above (nine months ended September 30, 2015 - $3.3 million), and was included in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (refer to note 23).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

19.	EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Numerator
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$17.0	$(85.0)	$57.9	$(121.2)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	—	1.2	—	41.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$17.0	$(83.8)	$57.9	$(79.4)
Denominator (in millions)
Weighted average number of common shares (basic)	428.3	391.4	410.3	389.3
Basic earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.22)	$0.14	$(0.31)
Basic earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	0.01	—	0.11
Basic earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.21)	$0.14	$(0.20)
Diluted earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Denominator (in millions)
Weighted average number of common shares (basic)	428.3	391.4	410.3	389.3
Dilutive effect of share options	1.0	—	0.4	—
Dilutive effect of restricted share units	2.9	—	2.5	—
Weighted average number of common shares (diluted)	432.2	391.4	413.2	389.3
Diluted earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.22)	$0.14	$(0.31)
Diluted earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	0.01	—	0.11
Diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.04	$(0.21)	$0.14	$(0.20)
Equity instruments excluded from the computation of diluted earnings (loss) per share, which could be dilutive in the future, were as follows:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Note	2016	2015	2016	2015
Share options		3.0	5.4	4.1	5.4
Restricted share units		—	2.2	—	2.2
Contingently issuable shares	18	3.1	—	3.1	—
		6.1	7.6	7.2	7.6

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

20.	SHARE-BASED COMPENSATION
(a)Share option award plan

Nine months ended September 30, 2016	Share options (in millions)	Weighted average exercise price (C$)[1]
Outstanding, beginning of the period	5.3	$8.92
Granted	1.2	3.26
Forfeited	(0.3)	9.59
Outstanding, end of the period	6.2	$7.84
Exercisable, end of the period	3.0	$11.19

1	Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2016 between the U.S. dollar and Canadian dollar was
$0.7623/C$.
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

Nine months ended September 30, 2016
Weighted average risk-free interest rate	0.6%
Weighted average expected volatility[1]	62%
Weighted average dividend yield	0.00%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$1.68
Weighted average share price at grant date (C$ per share)	$3.26
Weighted average exercise price (C$ per share)	$3.26

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
Full value awards consist of restricted share units.

Nine months ended September 30, 2016 (in millions)
Outstanding, beginning of the period	2.1
Granted	2.6
Issued	(0.6)
Forfeited	(0.4)
Outstanding, end of the period	3.7
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30, 2016
Weighted average risk-free interest rate	0.5%
Weighted average expected volatility[1]	70%
Weighted average dividend yield	0.00%
Weighted average expected life of RSUs issued (years)	2.7
Weighted average grant-date fair value (C$ per share)	$2.88
Weighted average share price at grant date (C$ per share)	$2.88

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

21.	COST OF SALES
Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Operating costs	$147.4	$149.6	$425.9	$462.7
Royalties	13.5	9.7	32.5	28.4
Depreciation expense[1]	69.3	68.3	193.1	197.0
	$230.2	$227.6	$651.5	$688.1

1	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

22.	FINANCE COSTS

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Interest expense	$5.9	$8.3	$19.9	$25.6
Credit facility fees	0.4	1.0	1.2	3.0
Accretion expense	—	0.2	0.6	0.6
	$6.3	$9.5	$21.7	$29.2
Total interest paid during the three and nine months ended September 30, 2016 was $20.3 million and $41.9 million, respectively (three and nine months ended September 30, 2015 - $0.3 million and $23.2 million, respectively). Interest paid relates to interest charges on Notes, credit facilities and finance leases.

23.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSS)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2016	2015	2016	2015
Interest income		$0.8	$0.9	$1.9	$1.9
Write-down of receivables		(1.5)	(0.6)	—	(2.1)
Gain (loss) on non-hedge derivatives and warrants	16(c)	1.3	(29.1)	5.3	(33.2)
Gain on sale of gold bullion	6	—	—	72.9	—
Amortization of gain related to flow-through common shares	18	1.2	1.1	3.3	3.3
Gain on purchase of senior unsecured notes	15(a)	4.0	2.6	4.0	3.5
Gain on sale of royalty asset		—	—	—	43.5
Other gains (loss)		(0.3)	(0.8)	1.3	(0.1)
		$5.5	$(25.9)	$88.7	$16.8

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

24.	CASH FLOW ITEMS
The consolidated statements of cash flows include results and balances from discontinued operations.
(a)    Adjustments for other non-cash items within operating activities

	Notes	Three months ended September 30,		Nine months ended September 30,
		2016	2015	2016	2015
Share-based compensation		$1.1	$1.2	$3.6	$4.3
Gain on the disposal of discontinued operations		—	(1.2)	—	(39.0)
Amortization of gain related to flow-through common shares	23	(1.2)	(1.1)	(3.3)	(3.3)
Write-down of receivables	23	1.5	0.6	—	2.1
Write-down of inventories		—	1.2	0.1	3.0
Gain on purchase of senior unsecured notes	23	(4.0)	(2.6)	(4.0)	(3.5)
Loss on disposal of assets		1.3	2.4	4.1	4.4
Impairment of investments in associates		—	0.3	—	0.3
Other		(2.1)	2.5	0.5	4.8
		$(3.4)	$3.3	$1.0	$(26.9)

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Receivables and other current assets	$6.6	$(0.2)	$(0.5)	$6.3
Inventories and non-current ore stockpiles	1.9	(22.7)	7.4	(48.9)
Accounts payable and accrued liabilities	6.0	(2.2)	15.5	(21.2)
	$14.5	$(25.1)	$22.4	$(63.8)

(c)	Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2016	2015	2016	2015
Disposal (acquisition) of investments		$1.5	$—	$(2.0)	$(0.4)
Advances to related parties	26	(0.6)	(0.3)	(2.4)	(2.9)
Repayments from related parties	26	0.2	0.2	2.3	0.2
Proceeds from sale of marketable securities		—	—	—	14.4
Other		0.2	0.5	0.9	1.2
		$1.3	$0.4	$(1.2)	$12.5

(d)	Other financing activities

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Repayment of finance lease liabilities	$(0.1)	$(1.9)	$(1.0)	$(5.6)
Dividends paid to non-controlling interests	—	—	(1.5)	(3.2)
Other finance costs	(0.5)	(0.8)	(2.8)	(3.4)
	$(0.6)	$(2.7)	$(5.3)	$(12.2)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

25.	COMMITMENTS

(a)	Commitments

	September 30, 2016	December 31, 2015
Purchase obligations	$45.9	$50.8
Capital expenditure obligations	12.5	11.3
Operating leases	4.8	1.7
	$63.2	$63.8
Commitments – payments due by period

	Payments due by period
As at September 30, 2016	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$45.9	$42.6	$2.5	$0.6	$0.2
Capital expenditure obligations	12.5	12.5	—	—	—
Operating leases	4.8	0.8	1.8	1.7	0.5
	$63.2	$55.9	$4.3	$2.3	$0.7

(b)	Finance lease commitments
As at September 30, 2016, the Company had finance lease liabilities with a present value of $0.3 million (December 31, 2015 - $1.1 million). These liabilities are due within one year.

26.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets in the Consolidated balance sheets:
The Company had non-interest bearing loan receivables from Sadiola and Yatela for certain services rendered. For the three and nine months ended September 30, 2016, repayments of $nil and $0.2 million, respectively, were received and no advances were made by the Company (three and nine months ended September 30, 2015 - $0.2 million). As at September 30, 2016, there were no outstanding loan balances (December 31, 2015 - $0.2 million).
During the three and nine months ended September 30, 2016, the Company made advances to Sadiola of $0.3 million and $1.2 million, respectively, to Sadiola related to previous purchase commitments for the sulphide project (three and nine months ended September 30, 2015 - $0.3 million and $2.9 million, respectively). These advances were part of a loan agreement which bears interest at LIBOR plus 2% and are to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at September 30, 2016, the carrying amount was $30.5 million (December 31, 2015 - $29.3 million), including accrued interest.
The Company has a non-interest bearing loan receivable from Merrex for certain services rendered. For the three and nine months ended September 30, 2016, repayments of $0.2 million and $2.1 million, respectively, were received (three and nine months ended September 30, 2015 - repayments of $nil) and advances of $0.3 million and $1.2 million were made by the Company (three and nine months ended September 30, 2015 - advances of $0.6 million and $1.4 million, respectively). As at September 30, 2016, there was a $0.7 million loan balance outstanding (December 31, 2015 - $nil).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

27.	SEGMENTED INFORMATION
The Company’s gold mine segment is divided into the following geographic segments:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division includes the Westwood mine and the Doyon mine, which is in closure; and
•Joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%).
The Company’s non-gold segments are divided into the following:
•Exploration and evaluation; and
•Corporate - includes royalty interests located in Canada and investments in associates and joint ventures.

	September 30, 2016			December 31, 2015
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$885.1	$1,138.8	$172.8	$854.8	$1,072.4	$154.5
Suriname	525.5	674.8	214.2	529.3	637.3	195.2
Canada	661.1	772.8	135.4	628.6	718.3	128.5
Total gold mines	2,071.7	2,586.4	522.4	2,012.7	2,428.0	478.2
Exploration and evaluation	164.4	194.2	7.4	161.5	184.4	7.5
Corporate[1]	147.5	624.0	605.3	125.3	639.0	827.8
Total per consolidated financial statements	$2,383.6	$3,404.6	$1,135.1	$2,299.5	$3,251.4	$1,313.5
Joint ventures (Mali)[2]	$108.2	$160.1	$142.8	$111.5	$161.0	$140.4

1	The carrying amount of the Investment in joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the Joint Ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Three months ended September 30, 2016

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$167.6	$84.6	$32.3	$—	$—	$0.9	$49.8	$16.9
Suriname	92.2	53.4	21.7	—	1.2	0.2	15.7	34.2
Canada	22.4	21.6	14.2	—	—	0.3	(13.7)	20.9
Total gold mines excluding joint ventures	282.2	159.6	68.2	—	1.2	1.4	51.8	72.0
Exploration and evaluation[4]	—	—	0.1	0.1	5.3	0.1	(5.6)	0.4
Corporate[5]	0.2	1.3	1.0	9.9	—	0.4	(12.4)	0.1
Total per consolidated financial statements	282.4	160.9	69.3	10.0	6.5	1.9	33.8	72.5
Joint ventures (Mali)[6]	21.2	17.8	0.3	—	0.2	—	2.9	1.1
	$303.6	$178.7	$69.6	$10.0	$6.7	$1.9	$36.7	$73.6

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

Three months ended September 30, 2015

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$127.6	$84.6	$32.4	$—	$—	$0.7	$9.9	$14.7
Suriname	76.5	56.2	21.2	—	0.8	1.3	(3.0)	14.8
Canada	2.8	18.2	13.6	—	—	2.0	(31.0)	15.7
Total gold mines excluding joint ventures	206.9	159.0	67.2	—	0.8	4.0	(24.1)	45.2
Exploration and evaluation[4]	—	—	0.1	0.2	5.7	0.3	(6.3)	0.8
Corporate[5]	0.7	0.3	1.0	9.1	—	2.1	(11.8)	0.1
Total per consolidated financial statements	207.6	159.3	68.3	9.3	6.5	6.4	(42.2)	46.1
Joint ventures (Mali)[6]	18.3	10.9	3.3	—	—	—	4.1	1.7
	$225.9	$170.2	$71.6	$9.3	$6.5	$6.4	$(38.1)	$47.8

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016

Nine months ended September 30, 2016

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$399.2	$223.8	$78.8	$—	$—	$0.8	$95.8	$82.4
Suriname	269.4	169.4	72.9	—	2.8	3.6	20.7	67.8
Canada	65.4	64.2	38.0	—	—	3.6	(40.4)	69.1
Total gold mines excluding joint ventures	734.0	457.4	189.7	—	2.8	8.0	76.1	219.3
Exploration and evaluation[4]	—	—	0.2	0.3	17.8	0.3	(18.6)	2.7
Corporate[5]	0.6	1.0	3.2	28.5	—	1.9	(34.0)	0.8
Total per consolidated financial statements	734.6	458.4	193.1	28.8	20.6	10.2	23.5	222.8
Joint ventures (Mali)[6]	67.5	51.0	2.2	—	0.5	1.5	12.3	2.7
	$802.1	$509.4	$195.3	$28.8	$21.1	$11.7	$35.8	$225.5

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

Nine months ended September 30, 2015

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$340.9	$223.6	$87.9	$—	$—	$1.4	$28.0	$48.3
Suriname	269.1	189.3	65.3	—	2.8	2.4	9.3	46.7
Canada	68.0	76.4	40.7	—	—	5.3	(54.4)	52.4
Total gold mines excluding joint ventures	678.0	489.3	193.9	—	2.8	9.1	(17.1)	147.4
Exploration and evaluation[4]	—	—	0.3	0.4	21.3	0.8	(22.8)	4.6
Corporate[5]	0.8	1.8	2.8	29.5	—	4.9	(38.2)	0.4
Total per consolidated financial statements	678.8	491.1	197.0	29.9	24.1	14.8	(78.1)	152.4
Joint ventures (Mali)[6]	66.5	42.7	10.3	—	—	—	13.5	4.7
Discontinued operations (Niobec)[7]	9.4	4.3	—	—	—	(0.2)	5.3	1.6
	$754.7	$538.1	$207.3	$29.9	$24.1	$14.6	$(59.3)	$158.7

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Refer to note 4.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2016